Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10738

Attached please find preliminary unaudited 2017 consolidated financial information for StartEngine Crowdfunding Inc. and subsidiaries. The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Balance Sheet

(Unaudited)

December 31,
2017
ASSETS
Current Assets
Cash	$996,075
Available-for-sale securities	1,566,192
Accounts receivable, net of allowance	257,624
Investment - warrants	154,028
Other current assets	27,885
Total Current Assets	3,001,804

Property and equipment, net	7,005
Intangible assets	20,000
Other assets	20,950
Total Assets	$3,049,759

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$163,627
Accrued liabilities	136,061
Deferred revenue	249,425
Total Current Liabilities	549,113

Stockholders' Equity
Series A preferred stock	5,566,473
Series Seed preferred stock	1,750,000
Common stock	644
Additional paid-in capital	1,544,189
Accumulated other comprehensive loss	(34,131)
Accumulated deficit	(6,326,529)
Total Stockholders' Equity	2,500,646

Total Liabilities & Stockholders' Equity	$3,049,759

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Operations

(Unaudited)

For the Year Ended
December 31,
2017
Revenues	$2,053,737
Cost of revenues	596,479
Gross Profit	1,457,258

Operating Expenses
General and administrative	1,980,203
Sales and marketing	1,049,812
Research and development	314,047
Total Operating Expenses	3,344,062
Operating Loss	(1,886,804)

Other (Income) Expense
Other income	(26,052)
Other expense	96,730

Loss Before Income Taxes	(1,957,482)
Provision for income taxes	8,621
Net Loss	$(1,966,103)

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Cash Flows

(Unaudited)

For the Year Ended
December 31,
2017

Cash Flow From Operating Activities:	$(1,966,103)
Net loss
Adjustments to reconcile net loss to cash flows provided by operating activities:	2,517
Depreciation	92,560
Stock-based compensation	(96,496)
Fair value of warrants received	30,700
Bad debt expense	17,630
Change in fair value of warrant - investments
Changes in operating assets and liabilities:	(190,746)
Accounts receivable	(19,000)
Other assets	145,033
Accounts payable	9,192
Accrued liabilities	249,425
Deferred revenue	(1,725,288)
Net cash used in operating activities

Cash Flow From Investing Activities:	(2,294)
Purchase of property and equipment	1,150,049
Available-for-sale securities	1,147,755
Net cash provided by investing activities

Cash Flow From Financing Activities:	1,515,610
Proceeds from sale of common stock	(91,179)
Offering costs	1,424,431
Net cash provided by financing activities
846,898
Increase in cash and cash equivalents	149,177
Cash and equivalents, beginning of year	$996,075
Cash and equivalents, end of year

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Stockholders’ Equity

(Unaudited)

	Series A Preferred Stock		Series Seed Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at December 31, 2016	3,254,261	$5,566,473	3,500,000	$1,750,000	6,414,167	$641	$27,201	$(104,463)	$(4,360,426)	$2,879,426
Sale of common stock					340,334	3	1,515,607			1,515,610
Offering costs							(91,179)			(91,179)
Stock option compensation							92,560			92,560
Net loss									(1,966,103)	(1,966,103)
Other comprehensive income								70,332		70,332
Balance at December 31, 2017	3,254,261	$5,566,473	3,500,000	$1,750,000	6,754,501	$644	$1,544,189	$(34,131)	$(6,326,529)	$2,500,646

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.